UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ________________________ TO ________________________

Commission file number 1-44

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM Employee Stock Ownership Plan for Salaried Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

AUDITED FINANCIAL STATEMENTS

ADM Employee Stock Ownership Plan for Salaried Employees
Years Ended December 31, 2003 and 2002

ADM Employee Stock Ownership Plan
for Salaried Employees

Audited Financial Statements

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Administrative Committee
ADM Employee Stock Ownership Plan
for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Salaried Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

St. Louis, Missouri
June 17, 2004

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ADM Employee Stock Ownership Plan
for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Interest in Master Trust	$277,642,056	$234,573,632
Contributions receivable from employer	1,303,921	1,220,931

Net assets available for benefits	$278,945,977	$235,794,563

See accompanying notes.

2

ADM Employee Stock Ownership Plan
for Salaried Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002

Additions:
Contributions from employer	$15,769,534	$15,014,540
Dividend and interest income	4,461,251	4,181,624

	20,230,785	19,196,164

Deductions:
Benefit payments	(17,626,338)	(17,697,503)
Transfer of assets to another plan	(11,398,925)	(5,713,342)

	(29,025,263)	(23,410,845)

Net realized and unrealized appreciation (depreciation) in fair value of common stock	51,945,892	(37,261,427)

Net increase (decrease)	43,151,414	(41,476,108)

Net assets available for benefits at beginning of year	235,794,563	277,270,671

Net assets available for benefits at end of year	$278,945,977	$235,794,563

See accompanying notes.

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ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

General

The ADM Employee Stock Ownership Plan for Salaried Employees (the Plan), as amended, is a defined contribution plan available to all eligible salaried employees of Archer Daniels Midland Company (ADM or the Company) who have completed six months of service (or one year of service in the case of part-time, temporary or seasonal employees). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Company designed the Plan to operate in cooperation with the ADM 401(k) Plan for Salaried Employees (ADM 401(k) Plan). The Plan provides eligible employees with a means to acquire ADM common stock through participant and Company matching contributions. Company matching contributions are based on participant contributions to the ADM 401(k) Plan.

All plan assets are held and managed by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of the Company, through a master trust established for the Plan and certain other ADM benefit plans (Master Trust).

Contributions

As described above, Company matching contributions are based on participant contributions remitted to the ADM 401(k) Plan. The Company matches 100% of the first 4% of compensation contributed and 50% of the next 2% of compensation contributed to the ADM 401(k) Plan in the form of ADM common stock contributed to the Plan. All Company contributions are fully vested to the participant.

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ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Participants may elect at any time to convert all or any number of the shares of ADM common stock credited to their Company matching account balance to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan.

Withdrawals

The full value of an employee’s account is payable following termination of employment. Withdrawals by active employees are only permitted upon reaching age 59 1/2 or for specific hardship circumstances.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

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ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan’s sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan’s investments are held in the Master Trust. The Plan’s interest in the Master Trust is fully allocated to ADM common stock. Investments and the income therefrom are allocated to participating plans based on each plan’s participation in investment options within the Master Trust. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 47.9% and 54.7%, respectively.

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ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements (continued)

3. Master Trust Investment Information (continued)

The following table presents the fair value of investments for the Master Trust:

	December 31
	2003	2002

Assets
Cash and cash equivalents	$388,708	$240,053
Investment securities:
ADM common stock	372,817,264	304,988,738
Mutual funds	195,589,426	114,105,194
Other common stock	10,516,430	9,268,253

Net assets available for benefits	$579,311,828	$428,602,238

Summarized financial information with respect to the Master Trust’s investment income is as follows:

	Year Ended December 31,
	2003	2002

Net realized and unrealized appreciation (depreciation) on investments:
ADM common stock	$69,653,402	$(47,713,753)
Mutual funds	26,464,873	(13,499,444)
Other common stock	1,279,994	(2,677,367)

	$97,398,269	$(63,890,564)

Dividend income	$10,041,318	$8,445,989

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ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated July 18, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is exempt from taxation. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s qualified status.

Subsequent to December 31, 2003, the Company received a favorable determination letter from the Internal Revenue Service dated May 26, 2004, confirming the Plan’s tax exempt status under Section 401(a) of the Internal Revenue Code.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY
/s/Douglas J. Schmalz
Douglas J. Schmalz
Senior Vice President and Chief Financial Officer

Dated: June 28, 2004

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Exhibit Index

Exhibit                  Description

23              Consent of Ernst & Young LLP.

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